SECURIT 05039030 N

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banyan Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12403 Rockledge Circle
(No. and Street)

Boca Raton (City) FL (State) 33428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Goldberg 561-376-1092
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerold Kaniuk and Associates, LLC
(Name – *if individual, state last, first, middle name*)

71 Old Shore Road Port Washington NY 11050
(Address) (City) (State) (Zip Code)

RECD S.E.C.
MAR - 1 2005
613

CHECK ONE:

- ☒ Certified Public Accountant Jerold Kaniuk 917-769-6666
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Barry Goldberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banyan Capital Markets, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

VICTORIA LO PICCOLO
MY COMMISSION # DD 365729
EXPIRES: October 25, 2008
Bonded Thru Notary Public Underwriters

Notary Public 2-22-05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jerold Kaniuk and Associates, LLC
71 Old Shore Road, Port Washington, New York 11050
Phone: 917-769-6666 Fax:413-778-2114

February 18, 2005

Banyan Capital Markets, LLC
12403 Rockledge Circle
Boca Raton, FL 33428

We have audited the accompanying statement of financial condition of Banyan Capital Markets, LLC as of December 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banyan Capital Markets, LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The report contained herein is intended solely for the use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sincerely yours,

Jerold Kaniuk and Associates, LLC

Banyan Capital Markets, LLC

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	18,347
Total assets	$	18,347

Liabilities and Members' Capital

Liabilities:		
Accounts payable		$9,000
Total liabilities		$9,000
Commitments and contingencies		
Members' Capital:		
Members' Capital		9,347
Total members' capital	$	9,347
Total liabilities and members' capital		$18,347

Banyan Capital Markets, LLC

Statement of Operations and Members' Capital

Year ended December 31, 2004		
Revenues:		
Consulting and Advisory Income	$	32,645
Interest Income		31
Total revenue	$	32,676
Expenses:		
Auto	$	1,992
Computer Services and Supplies		4,205
Legal and Professional Expense		1,675
Insurance		5,814
Utilities		857
Bank Charges		45
Office and miscellaneous		6,816
License Expense		1,616
Telephone		3,240
Travel and Entertainment		4,669
Total expenses	$	30,929
Net income / (loss)	$	1,459
Members capital beginning of the period		7,878
Members capital contributed during the period		10
Members capital distributed during the period		-
Members' capital end of period	$	9,347

Banyan Capital Markets, LLC

Statement of Cash Flows

Year ended December 31, 2004		
Cash flows from operating activities:		
Net income / (loss)	$	1,459
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Depreciation		0
Decrease in Accounts Payable		(1,640)
Net cash used in operating activities		(181)
Cash flows from investing activities:		0
Cash flows from financing activities:		
Proceeds from member contributions		10
Distributions paid to member		-
Net cash provided by financing activities		10
Net increase in cash and cash equivalents	$	(171)
Cash and cash equivalents, beginning of period	$	18,518
Cash and cash equivalents, end of period	$	18,347
Supplemental disclosures of cash flow information		
Cash paid for:		
Interest		$0
Income taxes		$0

Summary of Business and Significant Accounting Policies

Business	Banyan Capital Markets, LLC, a Florida Limited Liability Company formed May 1, 2001, is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's primary activities include investment banking and related services.
Investment Banking	Financial advisory fees are recognized over the life of the related agreement.
Cash and Cash Equivalents	The Company considers all liquid debt instruments with an initial maturity of three months or less to be cash and cash Equivalents.
Income Taxes	The Company has opted to file as a partnership for federal and state income tax purposes. As a result, the Company is not liable for federal or state income taxes. Each member has to reflect their proportionate share of the Company's income in their individual income tax returns.
Use of Estimates	The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Notes to Financial Statements

1. Regulatory Net Capital Requirements

The Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital. The Company is required to maintain minimum regulatory net capital, as defined, equal to or greater than $5,000. Regulatory net capital may fluctuate on a daily basis. At December 31, 2004, the Company had regulatory net capital of $9,347 and a regulatory net capital requirement of $5,000. There were no differences between the December 31, 2004 focus report of Banyan Capital Markets, LLC and the annual audited report certified to by our firm.

The Company is exempt from the customer reserve requirements under Rule 15c3-3 and claims this exemption under the section (k)(2)i provision under the Rule.

2. Commitments and Contingencies

(a) In the normal course of business, the Company enters into investment banking engagements. The Company does not anticipate any material adverse effect on its financial position or the results of its operations resulting from these commitments, contingent liabilities and guarantees.

(b) Litigation. The Company is not a defendant or co-defendant with other companies or individuals in any actions brought about in the course of conducting its business.

(c) Subordinated Debt. The Company has no arrangements for any debt instruments or subordinated debt to its shareholders or other parties.

Banyan Capital Markets, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2004		
Computation of Net Capital Pursuant to Rule 15c3-1		
Computation of Net Capital		
Total stockholders' equity from statement of financial condition	$	9,347
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
Total capital and allowable subordinated liabilities	$	9,347
Deductions and/or charges:		
Non allowable assets:		0
Total non allowable assets	$	-
Net capital before haircuts on securities positions	$	9,347
Less:		
Haircuts on securities position		-
Net capital	$	9,347
Computation of Alternative Net Capital Requirements		
Maximum dollar net capital requirement of broker/dealer	$	5,000
Minimum dollar net capital requirement of broker dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	4,347

Attachment I

Internal Controls Letter

Banyan Capital Markets, LLC
2004 Annual Audit Report

Jerold Kaniuk and Associates, LLC
71 Old Shore Road, Port Washington, New York 11050
Phone: 917-769-6666   Fax: 413-778-2114

February 18, 2005

Banyan Capital Markets, LLC
12403 Rockledge Circle
Boca Raton, FL 33428

Dear Sirs:

In planning and performing our audit of the statement of financial condition of Banyan Capital Markets, LLC for the year ended December 31, 2004, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

We also reviewed the Firm's internal controls with respect to its responsibilities in implementing and maintaining appropriate Anti-Money Laundering Policies and Procedures in compliance with NASD requirements and found these procedures and controls to be adequate.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and is exempt from the customer reserve requirements under Rule 15c3-3, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a(5)(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC'S objectives and applicable NASD requirements.

The report contained herein is intended solely for the use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sincerely yours,

Jerold Kaniuk and Associates, LLC